VIA EDGAR

August 30, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:  Amanda Ravitz and Tom Jones

Re:                             Netlist, Inc.

Registration Statement on Form S-3, as amended

File No. 333-199446

Request for Acceleration of Effectiveness

Dear Ms. Ravitz and Mr. Jones:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Netlist, Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (“Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 1:00 PM Eastern Time on September 2, 2016, or as soon thereafter as possible.

The Company hereby acknowledges that:

•                  Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scott M. Stanton of Morrison & Foerster LLP at (858) 720-5141 should you have any questions or require additional information regarding this request.

Very truly yours,

NETLIST, INC.

/s/ Gail. M. Sasaki
Name:	Gail M. Sasaki
Title:	Vice-President and Chief Financial Officer

cc:  Scott M. Stanton, Esq., Morrison & Foerster LLP